Exhibit (a)(2)(B)

Dear Financial Advisor,

On December 2, 2019, Everest REIT Investors I, LLC commenced an unsolicited tender offer to purchase up to 1,200,000 shares of the outstanding common stock (the “Common Stock”), par value $0.001 per share (the “Shares”), of Lightstone Value Plus Real Estate Investment Trust V, Inc. (the “Company”) at a price of $6.00 per Share in cash (the “Everest Offer”).

On November 7, 2019, the Company’s Board of Directors approved an estimated net asset value per Share (the “NAV”) of the Common Stock of $9.10.

After thoroughly and carefully reviewing the Everest Offer and consulting with the Company’s management and outside legal advisor, the Company’s Board of Directors unanimously recommends that the Company’s stockholders reject the Everest Offer and not tender their Shares.

Furthermore, in order to make more liquidity available to stockholders than that permitted under the share redemption program and to deter Everest and other potential bidders that may try to exploit the illiquidity of shares of the Company’s common stock and acquire them from stockholders at prices substantially below their fair value, the Board has authorized a self-tender offer (the “Self-Tender Offer”) to purchase up to 2,000,000 shares of common stock of the Company at $7.75 per share. While the Board of Directors has approved the Self-Tender Offer, it makes no recommendation to stockholders as to whether they should tender or refrain from tendering their Shares.

Please follow the links below if you would like to see a copy from the Letter that was sent to Stockholders re the Board recommendation, the Schedule 14D-9 filed with the Securities and Exchange Commission (“SEC”)in response to the Everest Offer, or the Company’s Self-Tender Offer.

Letter to Stockholders - Board Recommendation re Tender Offers
Schedule 14D-9 Response (Everest)
Schedule TO-I (Self-Tender Offer)

Sincerely,
The Lightstone Shareholder Services Team

Forward-Looking Statements

The foregoing includes forward-looking statements. These statements include statements regarding the intent, belief or current expectations of the company and members of its management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. The company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required by law. Such statements are subject to known and unknown risks and uncertainties which could cause actual results to differ materially from those contemplated by such forward-looking statements. The company makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements. These statements are based on a number of assumptions involving the judgment of management. In particular, the methodology used to determine the NAV is based upon a number of estimates and assumptions that may prove later not to be accurate or incomplete. In addition, these statements are subject to the risk that the future NAV per share is not higher than the current NAV per share and the Self-Tender Offer is oversubscribed. Forward-looking statements also depend on factors such as: future economic, competitive and market conditions; the company’s ability to maintain occupancy levels and rental rates at its real estate properties.

2